Brian London

Associate

215-963-5886

brian.london@morganlewis.com

July 31, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 239, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 243, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Rayliant Quantamental China Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Rayliant Investment Research, doing business as Rayliant Asset Management (the “Adviser”), the investment adviser of the Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response. The Trust confirms the Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

Comments on the Prospectus

2.	Comment. The Staff believes that the Fund’s estimated Other Operating Expenses are generally higher than other series of the Trust. Please explain supplementally why the Fund’s estimated Other Operating Expenses may be higher than other series of the Trust, and indicate in your response whether any such differences are attributable to the Fund’s investment strategies that are based in China.

Response. The estimated fund operating expenses of the Fund may in certain instances be higher than other recently launched series of the Trust due to differences in estimated asset levels for each such fund’s first year of operations. These differences are not attributable to the Fund’s investment strategies that are based in China.

Please further note that the Fund has reviewed its estimated Other Operating Expenses and determined that the Fund’s estimated Other Operating Expenses for the current fiscal year are expected to be less than initially estimated. Accordingly, the Fund’s estimated Other Operating Expenses as shown in the fee table of the prospectus will decrease from 1.99% to 1.67%. Below are the updated fee table and expense example that will be included in the prospectus reflecting this change.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares		Advisor Shares
Management Fees		0.60%		0.60%
Other Expenses		1.67%		1.86%
Shareholder Servicing Fees	None		0.19%
Other Operating Expenses[1]	1.67%		1.67%
Total Annual Fund Operating Expenses		2.27%		2.46%
Less Fee Reductions and/or Expense Reimbursements[2]		(1.48)%		(1.48)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements		0.79%		0.98%

[1]	Other Operating Expenses are based on estimated amounts for the current fiscal year.
[2]	Rayliant Investment Research, doing business as Rayliant Asset Management (the “Adviser” or “Rayliant”) has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding any class-specific expenses (including distribution and service (12b-1) fees and Shareholder Servicing Fees) except as otherwise provided below, interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, dividend and interest expenses on securities sold short, acquired fund fees and expenses, fees and expenses incurred in connection with tax reclaim recovery services, other expenditures which are capitalized in accordance with generally accepted accounting principles, and non-routine expenses (collectively, “excluded expenses”)) from exceeding 0.79% of the average daily net assets of the Fund’s Institutional Shares and Advisor Shares until April 30, 2022 (the “contractual expense limit”). The Adviser has further contractually agreed that, should the Shareholder Servicing Fees payable by the Advisor Shares of the Fund cause the Total Annual Fund Operating Expenses attributable to the Fund’s Advisor Shares to exceed 0.98% of the average daily net assets of the Fund’s Advisor Shares (“Excess Shareholder Servicing Fees”), the Adviser shall reimburse expenses in an amount equal to such Excess Shareholder Servicing Fees until April 30, 2022.

In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements, including those relating to Excess Shareholder Servicing Fees, made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

The contractual expense limitation agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on April 30, 2022.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Shares	$81	$567
Advisor Shares	$100	$625

3.	Comment. With respect to footnote 2 to the Annual Fund Operating Expenses table, please clarify supplementally whether Rayliant Investment Research or Rayliant Asset Management is the Fund’s investment adviser and the named party to the contractual expense limitation agreement with the Trust.

Response. Rayliant Investment Research, doing business as Rayliant Asset Management, is a registered investment adviser with the SEC, serves as the Fund’s investment adviser, and is the named party to the contractual expense limitation agreement with the Trust. Certain other references to the Adviser throughout the prospectus have been revised, as applicable, to reiterate that “Rayliant Investment Research, doing business as Rayliant Asset Management” is the Fund’s investment adviser.

4.	Comment. With respect to the Expense Limitation’s excluded expenses, please supplementally provide examples of costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund.

Response. With respect to the Expense Limitation’s excluded expenses, costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund include trading costs such as bid/ask spread and price impact.

5.	Comment. In footnote 2 to the Annual Fund Operating Expenses table, please clarify whether the 0.79% expense cap is applicable to the Fund’s Institutional Shares or Advisor Shares.

Response The referenced footnote has been revised to further clarify that 0.79% expense cap is applicable to both the Institutional Shares and Advisor Shares of the Fund.

6.	Comment. Please clarify in footnote 2 to the Annual Fund Operating Expenses table that the contractual expense limitation agreement will be in effect for a period of at least one year from the effective date of the Fund’s registration statement.

Response The referenced footnote has been revised to clarify that the contractual expense limitation agreement will be in effect for a period of at least one year from the effective date of the Fund’s registration statement.

7.	Comment. With respect to the second paragraph of footnote two to the Annual Fund Operating Expenses table, please clarify that the final sentence of the paragraph refers to the full agreement as opposed to the recoupment prevision.

Response. The requested change has been made.

8.	Comment. In the “Principal Investment Strategies” section, please provide a plain English explanation of the phrase “equitize cash positions.”

Response. The following change has been made in response to this comment:

The Fund’s equity investments may also include derivatives such as futures contracts, which will be used primarily by the Fund for hedging purposes and to equitize cash positions in the Fund’s portfolio (i.e., obtain exposure to the equity markets and maintain liquidity while the Adviser seeks out long-term investments for the Fund).

9.	Comment. Please explain supplementally how derivatives will be valued for purposes of the Fund’s 80% investment policy.

Response. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

10.	Comment. In the “Principal Investment Strategies” section, please clarify the principal derivatives in which the Fund may invest for hedging purposes and to equitize cash positions in the Fund’s portfolio.

Response. The requested change has been made.

11.	Comment. In the “Principal Investment Strategies” section, please revise “may” to “will” in the following disclosure: “The Fund may invest in A Shares of companies incorporated in China (“China A Shares”) that trade on the Shanghai Stock Exchange and the Shenzhen Stock Exchange through the Shanghai – Hong Kong and Shenzhen – Hong Kong Stock Connect programs (“Stock Connect”)” or, alternatively, explain why “may” is more appropriate.

Response. The requested change has been made.

12.	Comment. In the “Principal Investment Strategies” section, please revise disclosure in the penultimate paragraph that could imply that the Fund or Adviser’s strategy can predict future stock performance.

Response. The requested changes have been made.

13.	Comment. Please consider revising the “Consumer Discretionary Sector Risk” to address the COVID-19 pandemic and its impact on the consumer discretionary sector to the extent appropriate.

Response. The requested change has been made in the “Principal Risks” and “More Information About Risk” sections.

14.	Comment. If the Fund’s strategies rely on unsponsored depository receipts, please indicate that expressly and address the related risk in the “Principal Risks” section.

Response. The Adviser confirms that it does not currently expect the Fund to invest in unsponsored ADRs as part of the Fund’s principal investment strategies. Accordingly, corresponding disclosure has not been added to the “Principal Investment Strategies” and “Principal Risks” sections.

15.	Comment. In the “Purchase and Sale of Fund Shares” section, please either remove the brackets from the first sentence or delete the bracketed language, as applicable.

Response. The referenced language has been deleted.

16.	Comment. Please include a discussion of the principal investment strategies disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A in the prospectus.

Response. General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the prospectus, information related to the Fund’s principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.

17.	Comment. For consistency, please compare the principal risks in Item 4 against the “More Information about Risk” in Item 9 and revise appropriately.

Response. The Registrant has reviewed the risk disclosure in response to Item 4 and in response to Item 9 and believes it is in compliance with Form N-1A.

18.	Comment. The Staff notes that the “Related Performance Data” section of the prospectus shows the related performance of accounts managed by Rayliant Asset Management Limited (“RAML”) prior to the Adviser’s succession to RAML’s investment management business in May 2020. Please explain the legal basis for the Fund to disclose the related performance of accounts managed by RAML prior to May 2020. Your response should identify the relevant Staff no-action letter(s) that the Fund may rely on to include the related performance and explain how the inclusion of the related performance is consistent with such no-action letters. If the Staff disagrees with your response, the referenced section will not be permitted to be included in the prospectus.

Response. In May 2020, the Adviser assumed the investment management business of Rayliant Asset Management Limited (“RAML”), a Hong Kong Limited Company under common control with the Adviser (the “Transfer”). As part of the Transfer, RAML made a succession by amendment filing with the SEC to transfer its investment adviser registration with the SEC to the Adviser. All investment personnel who served at RAML prior to the Transfer continued to serve at the Adviser in the same capacity following the Transfer, and all portfolio management functions performed by RAML prior to the Transfer continued to be performed by the Adviser following the Transfer.

Based on the foregoing facts and for the reasons discussed below, the Trust and the Adviser believe that the inclusion of the Related Performance Data as presented in the Fund’s prospectus, including the performance of the Accounts for periods prior to the Transfer, is appropriate and consistent with SEC staff guidance and principles.

In the Horizon Asset Management, LLC no-action letter (pub. Avail. Sept. 13, 1996) (“Horizon”), the Staff recognized that it is not misleading for an investment adviser to cite as its own the performance achieved by a predecessor firm subject to the following conditions:

(i) the person or persons who manage accounts at the successor adviser were also those primarily responsible for achieving the prior performance results;

(ii) the accounts managed at the predecessor entity are so similar to the accounts currently under management that the performance results would provide relevant information to prospective clients;

(iii) all accounts that were managed in a substantially similar manner are shown unless the exclusion of any such account would not result in materially higher performance;

(iv) the presentation of performance results is consistent with Staff interpretations with respect to the advertisement of performance results; and

(v) the performance information includes all relevant disclosures, including that the performance results were from accounts managed at another entity.

The Trust and the Adviser believe that the inclusion of the Related Performance Data in the Fund’s prospectus is consistent with the no-action relief set forth in Horizon because:

(i) all members of the portfolio management team who were primarily responsible for managing the Accounts prior to the Transfer have continued to be responsible for managing the Accounts following the Transfer;

(ii) the same Accounts that were managed by RAML prior to the Transfer continue to be managed by the Adviser following the Transfer;

(iii) the Composite includes the performance of all accounts that were managed by RAML prior to the Transfer that have investment objectives, policies, and strategies substantially similar to those of the Fund; and

(iv) the Related Performance Data section includes all relevant disclosures, including performance calculation disclosure and clear statements that (a) the performance presentation includes the results achieved by RAML prior to the Transfer; (b) the Composite performance has been presented in compliance with the Global Investment Performance Standards (GIPS®); and (c) that the performance of the Accounts is not indicative of the past or future performance of the Fund and should not be considered a substitute for the Fund’s own performance information.

The Trust and the Adviser further submit that the presentation of the Composite performance prior to the Transfer is not misleading and, to the contrary, allows the Fund to provide full and fair disclosure to its potential investors by demonstrating the relevant performance history of those persons who will be responsible for the portfolio management of the Fund. Based on the foregoing, the Trust and the Adviser believe that the inclusion of the Related Performance Data in the Fund’s prospectus, including the performance of the Accounts for periods prior to the Transfer, is consistent with relevant Staff no-action positions. Nevertheless, in light of this comment, the Fund will enhance the disclosures accompanying the Composite performance presentation to further clarify the relationship between RAML and the Adviser.

19.	Comment. The Nicholas Applegate no-action letter (pub. avail. Aug. 6, 1996) permits the inclusion of performance of substantially similar accounts managed by a fund’s investment adviser. This no-action letter does not address the inclusion of partial accounts such as the “long-only carve-out” identified in the fourth paragraph of the “Related Performance Data” section of the prospectus. Please remove the carve-out from the related performance presentation or explain supplementally how its inclusion is consistent with Nicholas Applegate and/or other relevant Staff no-action letters. In your discussion, make sure to also clarify how the long-only strategy employed for the carve-out is substantially similar to the strategy that the Adviser uses to manage the Fund’s assets given that the prospectus does not identify the assumptions that will apply to the Fund’s cash allocations.

Response. The Composite included in the “Related Performance Data” section was defined to include all segregated accounts and pooled funds that invest in equities of companies with primary risk/exposure to China. The Adviser has confirmed that the long-only carve-out identified in the referenced disclosure represents a portfolio of Chinese stocks selected and weighted in exactly the same way—i.e., based on the same quantitative models and fundamental research input—as the Adviser’s other portfolios of similar Chinese stocks. Indeed, a standalone long-only portfolio with the same characteristics (e.g., the same level of assets) would have held exactly the same stocks and in exactly the same weights as the long-only carve-out. The only difference, in this case, is that the long-only carve-out was part of a portfolio that also had a short position in index futures to hedge out market risk, and held a substantial cash balance as collateral for those futures. For this reason, the Composite includes the long-only carve-out.

Based on the description of the long-only carve-out given above, consistent with the Nicholas Applegate no-action letter, because the long-only carve-out’s investment objectives, policies, and strategy are substantially similar to those of the Adviser’s other China equity strategies, including the Fund, the Adviser believes that it would not be misleading, nor does it obscure or impede understanding of required information, to include the long-only carve-out in the Composite information in the “Related Performance Data” section of the prospectus. Rather, the Adviser believes that including the long-only carve-out leads to performance data that provide a better view of the behavior of strategies substantially similar to those of the Fund.

With respect to the comment about the assumptions made in allocating cash to the long-only carve-out, as stated in the prospectus, the Adviser notes that from the long-short portfolio’s cash balance—which, as mentioned above, includes a substantial amount of cash collateral for the short position in futures— the Adviser assumed an allocation of cash to the long-only carve-out consistent with a fully invested target for a standalone long-only equity portfolio of 2% cash and calculated performance assuming zero cash return. This 2% target cash balance is consistent with the cash a standalone long-only portfolio of similar size to the long-only carve-out would require for its usual operations, including executing trades and handling investor redemptions. Based on the Fund’s investment objective, it will also typically hold cash or cash equivalents to meet redemption requests and to ensure orderly execution of its trades. Depending on the size of the Fund, it may hold slightly more or less of its capital in cash or cash equivalents, but the basis for a decision of the Fund’s allocation to cash is identical to that of the cash allocated to the long-only carve-out. Similarly, the prospectus states that in unusual economic or market conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents. The Adviser notes that the long-only carve-out follows the same policy, although such conditions did not occur over the life of that portfolio, such that the 2% cash allocation applied for the duration of the long-only carve-out is appropriate and consistent with this policy.

Ultimately, because the assumptions made in allocating cash to the long-only carve-out are entirely consistent with those that the Fund will use in determining its typical cash allocation, the Trust and the Adviser respectfully believe that the inclusion of the long-only carve-out would not be misleading, nor obscure or impede understanding of required information, if included in the Composite information in the “Related Performance Data” section of the prospectus.

Finally, as mentioned in the prospectus, the Composite performance given in the prospectus has been prepared and presented in compliance with the Global Investment Performance Standards (GIPS®). The GIPS® rules, although not dispositive in terms of forming a basis for inclusion of the long-only carve-out in the Fund’s prospectus, do dictate a certain level of consistency and transparency with respect to what is included in a composite and, specifically, when it is appropriate from a reporting perspective to include a carve-out in a composite and how to include it in a way that aids as opposed to impedes investors’ understanding of such performance information.

Comments on the SAI

20.	Comment. Please ensure all incorporation by reference statements are consistent with the hyperlinking requirements.

Response. The requested change has been made.

Comments on the Part C

21.	Comment. Please confirm that the required exhibits will be filed by the effectiveness date and please direct the Staff to the exhibit providing the investment advisory agreement for the Adviser.

Response. The Trust confirms that all required exhibits will be filed by the effective date. The investment advisory agreement between the Adviser and the Trust will be filed as Exhibit (d)(1)(xxiv).

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London